Antiaging Quantum Living Inc.

135-27 38th Avenue, #388

Flushing, New York 11354

December 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Lin

	Re:	Antiaging Quantum Living Inc. Request for Withdrawal of Post Effective Amendment No. 1 on Form S-1 File No. 333-211051

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Antiaging Quantum Living Inc., a New York corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Post Effective Amendment No. 1 on Form S-1 (File No. 333-211051), originally filed on December 5, 2025, (the “Registration Statement”). This was filed in error as a Post Effective Amendment, but should be filed as a new resale registration statement. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Antiaging Quantum Living Inc., email: hjm@aaql.com, with a copy to the Company’s counsel, Cassi Olson, Esq., c/o Celine and Partners, P.L.L.C., 1185 6th Ave., Suite 353 New York, NY 10036, email: colson@celinelaw. If you have any questions regarding the foregoing application for withdrawal, please call Cassi Olson, Esq., at (312) 662-2913.

Very truly yours,

Antiaging Quantum Living Inc.

By:	/s/ Barry Wan
Barry Wan
Chief Executive Officer